Exhibit to Accompany Item 77O
FORM N-SAR

Ariel Investment Trust


Period October 01, 2002 through September 30, 2003

Name of Issuer: General Motors Corp.
Date of Offering:06/26/03
Date of Purchase:06/26/03
Underwriter from whom purchased: Merrill Lynch
"Affiliated Underwriter" in the syndicate: Lehman
Brothers, Inc.
Aggregate principal amount of purchase:  Ariel
Premier Bond
Fund - $3,445,000
Aggregate principal amount of offering: $3,000
million
Purchase price (net of fees and expenses):98.623%
Commission, spread or profit:	0.75%

Name of Issuer: Capital One Prime Auto Receivables
Date of Offering:09/09/03
Date of Purchase:09/10/03
Underwriter from whom purchased: Bank of America
Securities
"Affiliated Underwriter" in the syndicate: Lehman
Brothers
Aggregate principal amount of purchase:  Ariel
Premier Bond
Fund - $40,000,000
Aggregate principal amount of offering: $1,000
million
Purchase price (net of fees and expenses):100.000%
Commission, spread or profit:	0.22%